
RECEIVED
AUG 2 4 2007
182
WASH, D.C.



07007679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45285

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lantern Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton 516-374-0002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lantern Investments, Inc., as of June 30, 19 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007



Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com



RECEIVED
AUG 2 4 2007
SECTION

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company") as of June 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lantern Investments, Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
August 8, 2007

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 160,064
Receivable from clearing broker	800,172
Securities owned, at market value	139,699
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $89,761	82,824
Other assets	69,844
Goodwill	37,394
Deferred tax asset	13,500
TOTAL ASSETS	$ 1,303,497

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 316,080
Securities sold not yet purchased, at market value	21,069
Deferred rent	22,224
TOTAL LIABILITIES	359,373
SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities subordinated to claims of general creditors	25,000
SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding	-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,840 shares outstanding	500
Additional paid-in capital	415,898
Retained earnings	508,218
Treasury stock, at cost, 160 shares	(5,492)
TOTAL SHAREHOLDERS' EQUITY	919,124
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	944,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,303,497

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc (the "NASD"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

The Company executes all of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2007, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company files their federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided for on accelerated and straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Management is currently evaluating the impact of adoption of SFAS No. 157 will have on the Partnership's financial statement disclosure.

3. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents includes $23,801 in money market funds and $51,275 in a certificate of deposit held at a bank.

4. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2007 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will be assessed annually to determine whenever events or circumstances have occurred which would indicate that goodwill might be impaired. The financials include an impairment charge of $6,140 for the year ended June 30, 2007.

5. OTHER ASSETS

Other assets include $8,011 of incentive fees paid to employees and are being expensed over various periods. The financial statements reflect an expense of $2,500 relating to this agreement.

6. PROVISIONS FOR INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As of June 30, 2007, the Company had federal net operating loss carryforwards totaling approximately $10,444, which expires starting in 2023. As of June 30, 2007, the deferred asset is $13,500. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. As a result of usage of the loss carryforwards, the current tax expense included in the financial statements reflects only the minimum taxes charged by the State of New York and other states where the Company is registered.

7. DEFERRED RENT

The lease for the Company's office space in Melville and New York provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable. This represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

8. COMMITMENTS

In June 2007, the Company has entered into an agreement with a retired employee to pay a certain percentage of the value of Broker's Book on the first three anniversary dates of his retirement. No provision has been included in the financials statements for this liability. It is estimated that it could amount to approximately $25,000 over the period.

The Company leases office space in Melville, Lawrence, and New York City under non-cancelable lease agreements. The leases expire in 2010, 2008, and 2009 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the leases are as follows:

Year Ended June 30,	
2008	$ 159,613
2009	141,931
2010	91,852
Total	$ 549,084

9. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consist of a $25,000 subordinated loan agreement which pays interest at a rate of 10 percent per annum and matures on August 31, 2007.

The subordinated loan has been contributed under agreements pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The subordinated loan agreement can be withdrawn by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

Interest expense on the subordinated liabilities was $2,500 for the year ended June 30, 2007.

10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year-end. The Board of Directors has elected to contribute an amount equal to 3 percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is approximately $35,762 for the year ending June 30, 2007.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $724,901, which exceeded the minimum requirement of $100,000 by $624,901. The Company's net capital ratio was .47 to 1.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

END